UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Amendment No. 4

Under the Securities Exchange Act of 1934

Whitehall Jewellers, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

965063100
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
4th Floor
Wilkes Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 24, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2005, as amended (the “Statement”), by and on behalf of Seymour Holtzman, SH Independence, LLC (“Independence”), Holtzman Financial Advisors, LLC (“Advisors”) and Holtzman Opportunity Fund, L.P. (“Opportunity”) with respect to the shares of common stock, par value $.001 per share (the “Common Stock”), of Whitehall Jewellers, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 4. PURPOSE OF TRANSACTION.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

In light of the public announcement by the Issuer on January 24, 2006 that it had determined that it had received a “Superior Proposal” (as defined in the Purchase Agreement) from Newcastle, one or more of the Reporting Persons, Prentice and certain of their respective affiliates, depending on the circumstances, may, from time to time, engage in discussions with the Company and its shareholders, lenders and/or creditors regarding possible modifications to the terms and conditions of the Purchase Agreement, an alternative transaction structure or other transactions involving the Issuer. There can be no assurance that such discussions will result in any such modification, alternative transaction structure, or other transaction by the Reporting Persons or Prentice.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2006

/s/ Seymour Holtzman
Seymour Holtzman

SH INDEPENDENCE, LLC

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

HOLTZMAN FINANCIAL ADVISORS, LLC
By: SH Independence, LLC, its Managing Member

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Manager

HOLTZMAN OPPORTUNITY FUND, L.P.

By: Holtzman Financial Advisors, LLC, its General Partner

By: SH Independence, LLC, its Managing Member

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Manager